EXHIBIT 13.7

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 8-K/A

                                CURRENT REPORT
                      PURSUANT TO SECTION 13 OR 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

      Date of Report (Date of earliest event reported)  FEBRUARY 6, 1997

                           INDUSTRIAL HOLDINGS, INC.
            (Exact name of registrant as specified in its charter)


           TEXAS                        1-9580                 76-0289495
(State of other jurisdiction   (Commission File Number)       (IRS Employer
      of incorporation)                                     Identification No.)

                        7135 ARDMORE HOUSTON, TEXAS 77054
                (Address of principal executive office(Zip Code)

Registrant's telephone number, including area code(713) 747-1025

(Former name or former address, if changed since last report.)

ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS

         (a)FINANCIAL STATEMENTS OF ACQUIRED COMPANY.

            1.   Financial Statements of LSS-Lone Star-Houston, Inc.

                 Report of Independent Certified Public Accountants......... 4

                 Consolidated Balance Sheet at December 31, 1996............ 5

                 Consolidated Statement of Operations for the
                     Year Ended December 31, 1996........................... 7

                 Consolidated Statement of Stockholder's Equity..............8

                 Consolidated Statement of Cash Flows for the Year Ended
                      December 31, 1996..................................... 9

                 Notes to Financial Statements............................. 10

         (b)PRO FORMA FINANCIAL INFORMATION

            1.   Pro Forma Financial Statements:

                 Pro Forma Condensed Consolidated Financial
                    Statements (Unaudited)................................. 15

                 Pro Forma Condensed Consolidated Balance Sheet
                    at December 31, 1996 (Unaudited)....................... 16

                 Notes to Pro Forma Condensed Consolidated
                    Balance Sheet at December 31, 1996 (Unaudited)......... 17

                 Pro Forma Condensed Consolidated Statement
                    of Operations for the Year Ended December 31,
                    1996 (Unaudited)....................................... 18

                 Notes to Pro Forma Condensed Consolidated
                    Statements of Operations (Unaudited)................... 19

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed in its behalf by the undersigned hereunto duly authorized.

                            INDUSTRIAL HOLDINGS, INC.

                            By: /s/ CHRISTINE A. SMITH
                           VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Date: April 18, 1997

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

January 31, 1997

The Board of Directors
LSS - Lone Star - Houston, Inc.

We have audited the accompanying consolidated balance sheets of LSS - Lone Star
- Houston, Inc. and Subsidiary as of December 31, 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not observe the physical inventory (stated at $684,455) taken as of December 31, 1995, since that date was prior to our initial engagement as auditors for the Company, and the Company's records do not permit adequate retroactive tests of inventory quantities.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary in the statements of income, retained earnings, and cash flows had we been able to observe the physical inventory taken as of December 31, 1995, the financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of LSS - Lone Star - Houston, Inc. and Subsidiary at December 31, 1996, and the consolidated results of its operations and its consolidated cash flows for the year then ended in conformity with generally accepted accounting principles.


Simonton, Kutac & Barnidge, L.L.P.

                 LSS - LONE STAR - HOUSTON, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 1996

ASSETS

Current Assets:
   Cash ...................................................         $     8,253
   Accounts receivable - trade ............................           1,713,434
   Accounts receivable - employees ........................               4,181
   Inventories ............................................             795,270
   Prepaid expenses and other .............................              13,870
                                                                    -----------
         Total Current Assets .............................           2,535,008

Property and Equipment:
   Land ...................................................             115,417
   Building ...............................................             879,162
   Machinery and equipment ................................           1,227,854
   Office furniture and equipment .........................             214,697
                                                                    -----------
                                                                      2,437,130
   Less:  accumulated depreciation ........................            (921,285)
                                                                    -----------
         Total Property and Equipment .....................           1,515,845
                                                                    -----------
Other assets ..............................................              38,572
         Total Assets .....................................         $ 4,089,425
                                                                    ===========

  The accompanying notes are an integral part of these financial statements.

                 LSS - LONE STAR - HOUSTON, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEET

                              DECEMBER 31, 1996

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
   Accounts payable ............................................      $1,517,553
   Accrued expenses ............................................         290,478
   Notes payable ...............................................         270,828
   Current portion of long-term obligations ....................         278,049
                                                                      ----------
         Total Current Liabilities .............................       2,356,908
                                                                      ----------
Long-term obligations ..........................................         571,912
                                                                      ----------
         Total Liabilities .....................................       2,928,820
                                                                      ----------
Stockholders' Equity:
   Common stock; $1.00 par value, 1,000
   shares authorized, issued and outstanding ...................           1,000
   Additional paid in capital ..................................          46,154
   Retained earnings ...........................................       1,113,451
                                                                      ----------
         Total Stockholders' Equity ............................       1,160,605
                                                                      ----------
         Total Liabilities and Stockholders' Equity ............      $4,089,425
                                                                      ==========

  The accompanying notes are an integral part of these financial statements.

                 LSS - LONE STAR - HOUSTON, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

Sales ......................................................       $ 15,473,896

Cost of sales ..............................................          9,497,757
                                                                   ------------
         Gross Profit ......................................          5,976,139
                                                                   ------------
Operating Expenses:
   Warehouse and shop ......................................          1,435,508
   Selling expenses ........................................            891,317
   Delivery ................................................            378,756
   General and administrative ..............................          2,880,879
                                                                   ------------
         Total Operating Expenses ..........................          5,586,460
                                                                   ------------
Net Operating Income .......................................            389,679
                                                                   ------------
Other Income and (Expenses)
   Other income ............................................              1,518
   Interest expense ........................................           (113,793)
   Other expense ...........................................               (922)
                                                                   ------------

         Total Other Income and (Expenses) .................           (113,197)
                                                                   ------------
Net income before taxes ....................................            276,482

Provision for income taxes .................................            (90,000)
                                                                   ------------
Net income .................................................       $    186,482
                                                                   ============

  The accompanying notes are an integral part of these financial statements.

                 LSS - LONE STAR - HOUSTON, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                          ADDITIONAL                 TOTAL
                                   COMMON   PAID-IN    RETAINED   STOCKHOLDERS'
                                   STOCK    CAPITAL    EARNINGS      EQUITY
                                   ------   -------   ----------   ----------
Balance, January 1, 1996 .......   $1,000   $46,154   $  926,969   $  974,123

Net income for the year ........     --        --        186,482      186,482
                                   ------   -------   ----------   ----------
Balance, December 31, 1996 .....   $1,000   $46,154   $1,113,451   $1,160,605
                                   ======   =======   ==========   ==========

  The accompanying notes are an integral part of these financial statements.

                 LSS - LONE STAR - HOUSTON, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

Cash Flows from Operating Activities:
   Net income ..................................................      $ 186,482
   Adjustments to reconcile net income to
     net cash provided by operating activities
      Depreciation .............................................        212,154
      Investment write-off .....................................         39,923
      Increase in accounts receivable - trade ..................       (152,669)
      Increase in accounts receivable - employees ..............         (3,433)
      Decrease in prepaid expenses and other ...................          1,196
      Increase in inventories ..................................       (110,815)
      Increase in other assets .................................        (11,137)
      Increase  in accounts payable ............................        274,368
      Decrease in accrued expenses .............................        (72,052)
                                                                      ---------
         Total adjustments .....................................        177,535
                                                                      ---------
         Net Cash Provided from Operating Activities ...........        364,017
                                                                      ---------
Cash Flows from Investing Activities:
   Capital expenditures ........................................       (415,324)
                                                                      ---------
Cash Flows from Financing Activities:
   Principal payments on notes payable .........................        (27,500)
   Borrowings on notes payable .................................        141,347
   Principal payments on long-term obligations .................       (564,912)
   Borrowings on long-term obligations .........................        504,559
                                                                      ---------
      Net Cash Provided by Financing Activities ................         53,494
                                                                      ---------
Net Increase in Cash & Cash Equivalents ........................          2,187
Cash and cash equivalents at beginning of period ...............          6,066
                                                                      ---------
Cash and cash equivalents at end of period .....................      $   8,253
                                                                      =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Interest paid during the year ..................................      $ 113,793
                                                                      ---------
Income tax paid during the year ................................      $  85,000
                                                                      =========

  The accompanying notes are an integral part of these financial statements.

                 LSS - LONE STAR - HOUSTON, INC. AND SUBSIDIARY

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LSS-Lone Star-Houston, Inc. and subsidiary (the Company) is a manufacturer and distributor of quality fasteners. The Company extends credit to customers located in Harris and surrounding counties, Texas.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

PRINCIPLES OF CONSOLIDATION -- The accompanying financial statements include the accounts of LSS-Lone Star- Houston, Inc. and its wholly-owned subsidiary, Amflow Master Environmental, Inc. All intercompany transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid short-term investments with a maturity of ninety days or less from the purchase date to be cash equivalents.

ACCOUNTS RECEIVABLE -- The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

INVENTORIES -- Inventories consist of raw materials and finished goods. Inventories are valued at the lower of cost (first-in, first-out method) or market. Raw materials and finished goods amounted to $117,343 and $677,927 at December 31, 1996.

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment is stated at cost. Depreciation is provided in amounts sufficient to relate to cost of depreciable assets to operations over their estimated service lives on an accelerated method.

INCOME TAXES -- Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. When management determines that its more likely than not that a deferred tax asset will not be realized, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                 LSS - LONE STAR - HOUSTON, INC. AND SUBSIDIARY

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES -- In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NOTES PAYABLE

The Company has a line of credit agreement with a bank with monthly interest at prime plus 1% (9.25% at December 31, 1996) providing for maximum borrowings of $325,000, collateralized by substantially all assets of the Company. Principal advances are due at maturity. The line of credit matures on May 1, 1997.

NOTE 3 - LONG-TERM OBLIGATIONS

Long-term obligations consists of the following:

Note payable to a bank; due in monthly installments
  of $5,480, plus interest at prime plus 1.5% (9.75%
  at December 31, 1996) due April 25, 1997;
  collateralized by substantially all assets of the Company ........    $ 21,920

Notes payable to a bank; due in monthly installments of
  $8,333, plus interest at prime plus 1% (9.25% at
  December 31, 1996) due May 1, 1998; collateralized
  by substantially all assets of the Company .......................     141,667

Notes payable to a bank; due in monthly installments of
  $4,167, plus interest at 9.25%, due April 19, 2001;
  collateralized by substantially all assets of the
  Company ..........................................................     196,225

Note payable to a bank; due in monthly installments
  of $5,000, plus interest at prime plus 1% (9.25%
  at December 31, 1996), due January 16, 1997,
  collateralized by substantially all assets of the
  Company ..........................................................       5,000

                 LSS - LONE STAR - HOUSTON, INC. AND SUBSIDIARY

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996

NOTE 3 - LONG-TERM OBLIGATIONS (CONTINUED)

Note payable to a finance company; due in monthly
  installments of $9,449, including interest at 10%,
  due April 1, 2002; collateralized by land and building............     439,774

Obligations under capital leases, due in monthly installments ranging from $705 to $1,191, including interest at various
  rates; collateralized by the related assets ......................      45,375
                                                                        --------
                                                                         849,961
Less: current portion ..............................................     278,049
                                                                        --------
                                                                        $571,912
                                                                        ========
Approximate future maturities of long-term obligations as of December 31, 1996 are as follows:

FOR THE YEAR ENDED
   DECEMBER 31,                                                           AMOUNT
------------------                                                      --------
     1997 ...............................................               $278,049
     1998 ...............................................                182,833
     1999 ...............................................                135,191
     2000 ...............................................                140,336
     2001 ...............................................                103,112
  Thereafter ............................................                 10,440
                                                                        --------
                                                                        $849,961
                                                                        ========
NOTE 4 - CAPITAL LEASES

The Company is the leasee of certain equipment under capital leases expiring in various years through November 20, 1998. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are depreciated over the lower of the related lease terms or their estimated productive lives. Depreciation of assets under capital lease is included in depreciation expense for 1996.

                 LSS - LONE STAR - HOUSTON, INC. AND SUBSIDIARY

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996

NOTE 4 - CAPITAL LEASES (CONTINUED)

Following is a summary of equipment held under capital leases:

   Machinery and equipment                                          $   75,672
   Office furniture and equipment                                       36,660
                                                                    ----------
                                                                       112,332
   Less:  accumulated depreciation                                    (56,250)
                                                                    ----------
                                                                    $   56,082
                                                                    ==========

Future minimum lease payments under capital leases as of December 31, 1996 are as follows:

        For the Year Ended
           DECEMBER 31,                                               AMOUNT
        ------------------                                          ----------
               1997                                                 $  36,220
               1998                                                    14,614
                                                                    ---------
   Total minimum lease payments                                        50,834
   Less amount representing interest                                   (5,459)
                                                                    ---------
   Present value of net minimum lease payments                      $  45,375
                                                                    =========

Interest rates on capitalized leases vary and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Outstanding letters of credit at December 31, 1996 are approximately $150,000.

NOTE 6 - INCOME TAXES

The provision (benefit) for income taxes consisted of the following:

   Currently payable                                                  $ 90,000
   Deferred                                                                --

     Total                                                            $ 90,000
                                                                      ========

                 LSS - LONE STAR - HOUSTON, INC. AND SUBSIDIARY

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996

NOTE 6 - INCOME TAXES (CONTINUED)

A reconciliation of income taxes computed at the statutory Federal income tax rate and income taxes reported in the statements of earnings follows:

Tax at statutory rate .....................................            $ 94,000
Graduated tax rates .......................................              (3,000)
Other .....................................................              (1,000)
                                                                       --------

  Total provision (benefit) ...............................            $ 90,000
                                                                       ========

NOTE 7 - SIGNIFICANT CUSTOMERS

The Company had sales to one customer representing 11.5% of total sales in 1996.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company leases certain delivery trucks recorded as capital leases from the sole stockholder of the Company. During the year ended December 31, 1996, rentals under long-term lease obligations were $18,751.

The Company has an outstanding balance of $1,251 due from the sole stockholder at December 31, 1996.

NOTE 9 - SAVINGS PLAN

The Company has an employee tax-deferred savings plan (under Section 401(k) of the Internal Revenue Code) available to all full-time employees who have been employed by the Company one year and are at least 21 years old. Employees may contribute up to 10% of their earnings and the Company may make matching discretionary contributions. The Company's contribution's paid or accrued to the plan was approximately $87,000 for the year ended December 31, 1996.

                            INDUSTRIAL HOLDINGS, INC.
                        PRO FORMA CONDENSED CONSOLIDATED
                        FINANCIAL STATEMENTS (UNAUDITED)

      The following unaudited pro forma financial statements give effect to the acquisition by Industrial Holdings, Inc. ("IHI") of LSS-Lone Star-Houston, Inc. ("Lone Star") in a transaction accounted for as a purchase which closed January 1997. The allocation of purchase price is based on preliminary information currently available and will be revised as necessary prior to the issuance of the 1997 financial statements, although no material adjustments are anticipated.

      The unaudited pro forma condensed consolidated balance sheet is based on the December 31, 1996 balance sheets of IHI included in the financial statements of IHI filed in the 1996 Annual Report filed on Form 10-K and the financial statements of Lone Star appearing elsewhere in this Form 8-K, and has been prepared to reflect the acquisition of Lone Star as if the acquisition had occurred at December 31, 1996. The acquisition of American Rivet Company, Inc. ("American") was completed in November 1996 and its balance sheet as of December 31, 1996 is included in that of IHI.

      The unaudited pro forma condensed consolidated statements of operations are based on the income statements of IHI in the 1996 Annual Report filed on Form 10-K, the statement of operations for Lone Star for the year ended December 31, 1996 appearing elsewhere in this Form 8-K and the income statement of American for the 10-month period ended October 31, 1996 (not presented separately herein). The unaudited pro forma condensed consolidated statements of operations combine the results of operations of IHI, Lone Star and American for the year ended December 31, 1996, as if the acquisitions had occurred on January 1, 1996.

      These unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of IHI in the 1996 Annual Report filed on Form 10-K and the financial statements of American filed with Form 8-K/A dated November 18, 1996 and Lone Star included elsewhere in this Form 8-K.

                            INDUSTRIAL HOLDINGS, INC.
           PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                DECEMBER 31, 1996
                                 (000'S OMITTED)

                                           HISTORICAL               PRO FORMA
                                       ------------------   -------------------------
                                                            ADJUSTMENTS
                                         IHI    LONE STAR    (NOTE 1)        COMBINED
                                       -------  -------      -------         -------
             ASSETS
Current assets:
    Cash and equivalents ............  $ 3,088  $     8      $(1,818)(a)     $ 1,278
    Accounts receivable-trade .......    6,756    1,713         (100)(b)       8,369
    Inventories .....................    9,970      795         --            10,765
    Advances to shareholders ........       77     --           --                77
    Notes receivable, current portion      208     --           --               208
    Other current assets ............      334       18         --               352
                                       -------  -------      -------         -------
         Total current assets .......   20,433    2,534       (1,918)         21,049

Property and equipment, net .........   15,580    1,516        1,038 (b)      18,134
Notes receivable ....................    1,464     --           --             1,464
Other assets ........................      715       39         --               754
Goodwill, net .......................    5,498     --          3,158 (c)       8,656
                                       -------  -------      -------         -------
         Total assets ...............  $43,690  $ 4,089      $ 2,278         $50,057
                                       =======  =======      =======         =======
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Notes payable ...................  $ 9,616  $   271      $  (271)(d)     $11,016
                                                               1,400 (a)
    Accounts payable-trade ..........    4,601    1,518         --             6,119
    Accrued expenses and other ......    1,722      290           28 (a)       2,040
    Current portion of long-term
        debt .....................       1,394      278         (278)(d)       1,714
                                                                 320 (a)
                                       -------  -------      -------         -------
    Total current liabilities .......   17,333    2,357        1,199          20,889
Long-term debt, less current
    portion .........................    7,326      572         (572)(d)       9,206
                                                               1,880 (a)
Deferred compensation payable .......      286     --           --               286
Deferred income taxes payable .......    2,191     --            325 (e)       2,516
                                       -------  -------      -------         -------
         Total liabilities ..........   27,136    2,929        2,832          32,897
Shareholders' equity
    Common stock ....................       48        1           (1)(f)          49
                                                                   1 (g)
    Additional paid-in capital ......   15,361       46          (46)(f)      15,966
                                                                 605 (g)
    Retained earnings ...............    1,145    1,113       (1,113)(f)       1,145
                                       -------  -------      -------         -------
         Total shareholders' equity .   16,554    1,160         (554)         17,160
                                       -------  -------      -------         -------
Total liabilities and shareholders ..  s 43,690 $ 4,089      $ 2,278         $50,057
                                       =======  =======      =======         =======

Note 1 - The pro forma balance sheet reflects the acquisition of Lone Star for a purchase price of $6,080,000 including estimated acquisition expenses of $382,000. Pro forma adjustments are made to:

    a. Record the payment of cash, the drawdown of $1,400,000 on the 8.25% Comerica Bank demand note, the issuance of 8.25% term notes in the amount of $900,000 and $800,000 secured by real estate and equipment, respectively, the issuance of an 8% $500,000 term note payable to the selling shareholder and accrual of unpaid transaction expenses.

    b. Adjust the assets and liabilities of Lone Star to the estimated fair market values at the acquisition date.

    c.  Record goodwill on the purchase of Lone Star.

    d.  Record the repayment of Lone Star debt.

    e. Establish a net deferred income tax liability for deferred income taxes applicable to differences in fair market values and book bases of assets acquired and liabilities assumed in b. above.

    f. Eliminate the common stock, additional paid-in capital and retained earnings of Lone Star.

    g. Record the payment of 84,211 shares of IHI common stock to the selling shareholder.

                                INDUSTRIAL HOLDINGS, INC.
          PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                          FOR THE YEAR ENDED DECEMBER 31, 1996
                                     (000'S OMITTED)

                                                                               PRO FORMA
                                                                 ------------------------------------
                                     HISTORICAL                   ACQUISITION ADJUSTMENTS (NOTE 1)
                            --------------------------------     ------------------------------------
                               IHI     LONE STAR    AMERICAN     LONE STAR     AMERICAN      COMBINED
                            --------   --------      -------      -------      --------      --------
Sales ....................  $ 51,423   $ 15,474      $ 7,699                                 $ 74,596
Cost of sales ............    40,849      9,498        5,930      $    15 (c)       (14)
                                                                    2,163 (b)                  58,298
                                                                          (a)      (142)
                            --------   --------      -------      -------      --------      --------
Gross profit .............    10,574      5,976        1,769       (2,178)         (156)       16,298

Operating expenses .......     8,002      5,587        1,355         (392)(a)      (479)       12,201
                                                                   (2,163)(b)
                                                                      161 (c)       132
                            --------   --------      -------      -------      --------      --------
Income from operations ...     2,572        389          414          217           504         4,096

Other income (expense):
   Interest expense ......    (1,336)      (114)                     (183)(d)      (431)       (1,881)
   Interest income .......       160                      79              (e)       (79)          160
   Other income (expense)        139          1          (89)          (1)(e)        89           140
                            --------   --------      -------      -------      --------      --------
    Total other income
        (expense) ........    (1,037)      (113)         (10)        (184)         (422)       (1,582)
                            --------   --------      -------      -------      --------      --------
Income before income taxes     1,535        276          404           33            82         2,515

Income tax expense .......       408         90          181           15 (f)        37           716
                            --------   --------      -------      -------      --------      --------
Net income ...............  $  1,127   $    186      $   223      $    18      $     45      $  1,799
                            ========   ========      =======      =======      ========      ========
Earnings per share (g) ...  $    .26                                                         $    .36
                            ========                                                         ========

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
Note 1 - The above statements give effect to the following pro forma adjustments necessary to reflect the acquisition and the issuance of debt related to the acquisition outlined in Note 1 to the pro forma balance sheet:

    a. Reduce cost of sales and selling, general and administrative expenses for reductions in executive payrolls, reductions in professional fees, elimination of directors fees, reduction in executive benefits, elimination of profit sharing plan contributions and elimination of expenses related to Florida real estate.

    b. Reclassify amounts from selling general and administrative expenses to cost of sales.

    c.  Adjust depreciation and amortization expense for changes resulting from
        (i) the increase in acquired property, plant and equipment as a result of the allocation of the purchase price and (ii) amortization of acquired goodwill over 20 years.

    d. Adjust interest expense (i) for Lone Star on $1,700,000 of 8.25% term debt, $1,400,000 8.25% Comerica Bank demand note and 8% $500,000 term note payable to seller and (ii) for American on $1,800,000 of 8.25% term debt, $3,712,000 8.25% Comerica Bank demand note, 12% $3,500,000 bridge note and $3,600,000 reduction in short term borrowings as a result of application of net proceeds from the exercise of 621,914 Class A Warrants.

    e.  Eliminate interest income and other income.

    f. Increase in income taxes as a result of the pro forma pretax earnings of Lone Star and American.

    g. Increase in earnings per share as a result of pro forma earnings of Lone Star and American and increase in weighted average of common stock equivalents (i) for Lone Star for the effect of 84,211 shares of IHI common stock issued to selling shareholder, (ii) for American for the effect of 540,000 warrants, and (iii) the issuance of 621,914 shares of common stock and the related common stock equivalents for the additional incentive warrants issued in connection with the exercise of Class A Warrants.

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